                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the

                Securities Exchange Act of 1934 and Rule 13a-17

                              or 15d-17 thereunder


                             VINLAND PROPERTY TRUST
--------------------------------------------------------------------------------
                 (Exact name of issuer as specified in charter)


              3878 Oak Lawn Avenue, Suite 300, Dallas, Texas 75219
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Issuer's telephone number, including area code          (214) 522-9910
                                                --------------------------------


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING
   Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding

1.   Title of security:  SHARES OF BENEFICIAL INTEREST, NO PAR VALUE
2.   Number of shares outstanding before the change:  6,960,034
3.   Number of shares outstanding after the change:  1,392,007 (subject to adjustment for elimination of fractional shares)
4.   Effective date of Change:  DECEMBER 1, 1995
5.   Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):
1-FOR-5 REVERSE SHARE SPLIT

     Give brief description of transaction: ON NOVEMBER 20, 1995, AT ITS ANNUAL MEETING OF SHAREHOLDERS, THE SHAREHOLDERS OF VINLAND PROPERTY TRUST (THE "TRUST") APPROVED AN AMENDMENT TO THE TRUST'S AMENDED AND RESTATED DECLARATION OF TRUST, AS AMENDED, WHICH AUTHORIZED THE BOARD OF TRUSTEES TO EFFECT REVERSE SHARE SPLITS ON A PRO RATA BASIS AND TO REDEEM FOR CASH ANY FRACTIONAL SHARES OUTSTANDING AS A RESULT THEREOF. FOLLOWING THE EFFECTIVENESS OF THE AMENDMENT TO THE AMENDED AND RESTATED DECLARATION OF TRUST BY FILING IN THE OFFICE OF THE ALAMEDA COUNTY (CALIFORNIA) RECORDER OF DEEDS, RESOLUTIONS OF THE BOARD OF TRUSTEES BECAME EFFECTIVE WHICH APPROVED AND EFFECTUATED A 1-FOR-5 REVERSE SHARE SPLIT EFFECTIVE AT THE CLOSE OF BUSINESS ON DECEMBER 1, 1995, OF ALL OF THE TRUST'S SHARES OF BENEFICIAL INTEREST ON THE BASIS OF ONE NEW SHARE (A "POST-SPLIT SHARE") FOR EACH FIVE SHARES PRESENTLY OUTSTANDING (EACH AN "OLD SHARE"). EACH POST-SPLIT SHARE, LIKE AN OLD SHARE, CONTINUES TO HAVE NO PAR VALUE AND IT WAS NOT INTENDED THAT ANY MATERIAL DIFFERENCES EXIST BETWEEN AN OLD SHARE AND A POST-SPLIT SHARE EXCEPT THAT FEWER POST-SPLIT SHARES WILL BE OUTSTANDING. BASED ON THE 6,960,034 OLD SHARES OUTSTANDING ON NOVEMBER 20, 1995, THE 1-FOR-5 REVERSE SHARE SPLIT DECREASED THE NUMBER OF OUTSTANDING SHARES TO 1,392,007 POST-SPLIT SHARES (SUBJECT TO ADJUSTMENT FOR ELIMINATION OF FRACTIONAL SHARES) WHICH NOW CONSTITUTES THE AMOUNT OUTSTANDING. THE REVERSE SHARE SPLIT DID NOT AFFECT ANY SHAREHOLDER'S PROPORTIONATE EQUITY INTEREST IN THE TRUST, SUBJECT TO THE PROVISION FOR ELIMINATION OF FRACTIONAL SHARES.

                          II. CHANGE IN NAME OF ISSUER

1.   Name prior to change   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.   Name after change  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3.   Effective date of charter amendment changing name  . . . . . . . . . . . . . . . . . .
4.   Date of shareholder approval of change, if required  . . . . . . . . . . . . . . . . .

Date    December 1, 1995                VINLAND PROPERTY TRUST


                                        By /s/ KATIE JACKSON
                                           -------------------------------------
                                           Katie Jackson, Vice President and
                                           Chief Accounting Officer